SECURI ... SION

15049148

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 69110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIP Global, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Metro Parque 7, Street 1 Suite 204
(No. and Street)

Guaynabo	PR	00968
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Lange — 781-647-2100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Puerto Rico, PSC
(Name – *if individual, state last, first, middle name*)

1302 Ponce de Leon Ave.	San Juan	PR	00907
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Deirdre P. Kowalski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIP Global, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Deirdre P. Kowalski, FINOP/CFO

Title

Notary Public

DEBRA M. SCHAPS
Notary Public, State of Texas
My Commission Expires
December 18, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIP GLOBAL, INC.
(a wholly-owned subsidiary of Mosaic Enterprises, Inc.)

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT* AND *AUDITED FINANCIAL STATEMENTS
(with supplementary information required by Rule 17a-5 of the Securities and Exchange Commission)

December 31, 2014

BDO

MIP GLOBAL, INC.
(A wholly-owned subsidiary of Mosaic Enterprises, Inc.)
TABLE OF CONTENTS

BDO

Tel: 787-754-3999
Fax: 787-754-3105
www.bdopr.com

PO Box 363436
San Juan, PR 00936-3436

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
MIP Global, Inc.:

Report on the Financial Statements

We have audited the financial statements of MIP Global, Inc., ("the Company") (a wholly-owned subsidiary of Mosaic Enterprise, Inc.), which comprise the statement of financial condition as of December 31, 2014 and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended, and the related notes to the financial statements and supplemental information that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibilities

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

To the Board of Directors and Shareholder of
MIP Global, Inc.
Page 2

Opinion

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of MIP Global, Inc. as of December 31, 2014, and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information included in Schedule I - Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 as of December 31, 2014 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information included in Schedule I - Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 as of December 31, 2014 is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDO Puerto Rico, P.S.C.

San Juan, Puerto Rico

March 13, 2015

Certified Public Accountants
(of Puerto Rico)
License No. 53 expires December 1, 2015
Stamp E136512 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

BDO

MIP GLOBAL, INC.
(A wholly-owned subsidiary of Mosaic Enterprises, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

	2014
ASSETS	
Cash	$ 63,409
Other assets	380
	$ 63,789
LIABILITIES AND SHAREHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 24,265
Due to affiliate	28,070
Total liabilities	52,335
SHAREHOLDER'S EQUITY -	
Common stock, zero par value, 10,000 shares authorized, 6,769 shares issued and outstanding	136,880
Accumulated deficit	(125,426)
Total shareholder's equity	11,454
	$ 63,789

The accompanying notes are an integral part of these financial statements.

BDO

MIP GLOBAL, INC.
(A wholly-owned subsidiary of Mosaic Enterprises, Inc.)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

		2014
EXPENSES:		
Professional services	$	39,248
Administrative service fees		7,080
Rent		4,920
Other		1,547
Total expenses		52,795
NET LOSS	$	(52,795)

The accompanying notes are an integral part of these financial statements.

BDO

MIP GLOBAL, INC.
(A wholly-owned subsidiary of Mosaic Enterprises, Inc.)
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Accumulated Deficit	Total
Balance, beginning of the period	$ 118,880	$ (72,631)	$ 46,249
Capital contributions	18,000		18,000
Net loss		(52,795)	(52,795)
Balance, end of the period	$ 136,880	$ (125,426)	$ 11,454

The accompanying notes are an integral part of these financial statements.

BDO

MIP GLOBAL, INC.
(A wholly-owned subsidiary of Mosaic Enterprises, Inc.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

		2014
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(52,795)
Reconciliation of net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase in accounts payable and accrued expenses		12,073
Increase in due to affiliate		11,025
Increase in other assets		(68)
Total adjustments		23,030
Net cash used in operating activities		(29,765)
CASH FLOWS FROM FINANCING ACTIVITIES-		
Capital contributions		18,000
NET DECREASE IN CASH		(11,765)
CASH, beginning of year		75,174
CASH, end of year	$	63,409

The accompanying notes are an integral part of these financial statements.

MIP GLOBAL, INC.
(A wholly-owned subsidiary of Mosaic Enterprises, Inc.)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2014

1. NATURE OF BUSINESS

MIP Global, Inc. ("the Company") is a corporation organized under the laws of the Commonwealth of Puerto Rico on April 25, 2012. On April 15, 2014, the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico approved the license for the Company to operate as a registered broker-dealer. The Company is a wholly-owned subsidiary of Mosaic Enterprises, Inc. (the "Parent Company").

The Company is an introducing broker-dealer that will provide securities brokerage services. The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), and the Securities Investor Protection Corporation (SIPC). The Company is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and the Uniform Securities Act of Puerto Rico. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule. As an introducing broker, the Company does not carry securities accounts for customers nor does it render custodial functions of customer securities.

Since inception through December 31, 2014 the Company's operations have been devoted to form the structure required to provide services as broker-dealer and other administrative functions and has not earned revenues.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America, and, as such, include amounts based on judgments, estimates and assumptions made by management that affect the reported amounts of assets and liabilities, and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Following is a description of the more significant accounting policies followed by the Company:

Cash and Cash Equivalents

Cash and cash equivalents consist of all demand deposits with original maturities of three months or less.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash deposits. As of December 31, 2014 the Company had deposits amounting to $63,409 in two commercial business accounts.

Income Taxes

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Deferred tax assets and liabilities are attributable primarily to temporary differences resulting from items of revenues and expenses which are reported for tax purposes in a different year than for financial statement purposes. In assessing the realizability of deferred tax assets, the Company considers whenever it is more likely than not that deferred tax assets will be realized, and establishes a valuation allowance when deemed necessary.

Recent Accounting Standards Updates

During the year 2014, the FASB issued accounting standard updates that were not relevant to the Company's operations.

3. SHAREHOLDER'S CAPITAL CONTRIBUTIONS

As of December 31, 2014 the Company had received capital contributions from its Shareholder totaling $136,880.

4. INCOME TAX

Pursuant to the provisions of Puerto Rico Act 20 of year 2012 (the "Act"), MIP Global, Inc., received a tax exemption decree from the Office of the Industrial Tax Exemption of Puerto Rico.

The decree grants a tax exemption in accordance with the applicable terms of the Act, covering the performance of the eligible service activities of consulting, advice on matters relating to any trade or business, professional services, investment banking and other financial services for markets outside of Puerto Rico. The exemption period is twenty years.

The decree also has several dispositions in addition to the exemption mentioned above, which are: 1) the Company shall be subject to a fixed income rate of 4% on its Export Services Income ("ESI"), as defined by the Act, 2) the current distributions of benefits or dividends to Company's shareholder and accumulated earnings and profits attributable to the ESI derived from the covered activities shall be totally exempt, 3) the Company will be 60% exempt with respect to municipal license tax payments imposed by any municipal ordinance, due on date of commencement of operations, 4) all other income not covered by the decree shall be subject to the income tax rate provided for in the Internal Revenue Code for a New Puerto Rico of 2011, as amended.

The Company follows the FASB's authoritative guidance on accounting for uncertainty in income taxes, which prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken on income tax returns.

Under the authoritative accounting guidance, income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more likely than not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position that is more likely than not to be sustained upon settlement. The difference between the benefit recognized in accordance with this model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit. No adjustment was required as result of the application of this accounting guidance. The Company files income tax returns in the Puerto Rico jurisdiction. The Company remains subject to income tax examinations for local Puerto Rico income taxes generally for fiscal years 2012 through 2014.

5. NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"). Accordingly, the Company is required to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company's net capital of $11,074 was $6,074 in excess of required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 4.73 to 1.

6. RELATED PARTY TRANSACTIONS

During the fiscal year 2014 the Company was charged by an affiliate a fee for administrative services and rent. These charges amounted approximately $12,000 for the year ended December 31, 2014.

7. SUBSEQUENT EVENTS

On February 11, 2015, Senate Bill 1304 was submitted with the title of the Act for the Transformation to the Tax System of the Commonwealth of Puerto Rico ("Tax Reform Bill"). For the most part, the Tax Reform Bill looks to replace the current sales and use tax regime of 7% with a value added tax regime at a rate of 16%. In light of such change, however, the Tax Reform Bill also proposes changes to various income tax provisions. The Tax Reform Bill is currently under review by the Legislature and in public hearings, thus, the official changes to the PR Internal Revenue Code of 2011 are still pending the Tax Reform Bill's enactment into law, but, in general, some of the proposed changes to a corporation's income tax determination encompass the following: a standard income tax rate of 30% with no surcharge and no tax brackets; increases the dividend tax rate to 30%, but provides for a period during which entities can coordinate a prepayment of accumulated earnings and profits at a lower tax rate; reduces the alternative minimum

tax ("AMT") rate to 25%; eliminates the alternate computation of AMT emanating from related person expenses, but incorporates back related party expenses as an adjustment to alternative minimum taxable net income; eliminates the gross receipts tax, commonly known as "national patente"; shortens by one year the term during which a taxpayer can compute its income tax under the provisions of the previous tax code ("Option 94"); eliminates the alternate tax rate for long-term capital gains, but provides for a period during which entities can prepay it for certain eligible capital assets at a lower tax rate; clarifies that excess capital losses incurred for years commenced after December 31, 2012 can be carried forward for 7 years and maintains that carry overs can only be used to offset up to 90% of the capital gains; eliminates accelerated depreciation provisions; converges all flow-through entity types into just one category as partnerships via a statutory conversion; incorporates flow-through entities into the definition of controlled group; among various other changes.

SUPPLEMENTAL SCHEDULES

BDO

MIP GLOBAL, INC.
(A wholly-owned subsidiary of Mosaic Enterprises, Inc.)
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2014

		2014
Computation of Net Capital		
Total stockholder's equity from statement of financial condition	$	11,454
Less-Non-Allowable Assets-		
Prepayments		(380)
Net Capital		11,074
Computation of Basic Net Capital Requirements		
Minimum net capital required (based on aggregate indebtedness) (15 to 1 ratio)		3,489
Minimum dollar requirement		5,000
Net capital requirement (greater of two amounts above)		5,000
Net capital		11,074
Excess net capital		6,074
Computation of Aggregate Indebtedness		
Aggregate indebtedness from statement of financial condition		52,335
Ratio: Aggregate indebtedness to net capital		4.73

Note: No material differences exist between the computation of net capital above and the corresponding schedules in the Company's unaudited December 31, 2014, form X-17A-5, Part II-A filing.

BDO

MIP GLOBAL, INC.
(A wholly-owned subsidiary of Mosaic Enterprises, Inc.)
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Interactive Brokers, clearing broker, and promptly transmits all customer funds and securities to Interactive Brokers. Interactive Brokers carries all of the accounts of such customers and maintains and preserves such books and records.

BDO

MIP GLOBAL, INC.
(A wholly-owned subsidiary of Mosaic Enterprises, Inc.)
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2014

The Company is exempt Rule 15c3-3 as it relates to Possession or Control requirements under the provisions of the (k)(2)(ii) exemption.

MIP Global, Inc.
METRO PARQUE 7, STREET 1, SUITE 204
GUAYNABO, SAN JUAN
PR, 00968

MIP GLOBAL, INC.
SEC filing # 8-69110
Firm ID # 164640
For the Year Ended December 31, 2014

In accordance with the requirements of SEC Rule 17a-5(d)(4)(i)-(iii), I, Deirdre Patten Kowalski certify and attest, to the best of my knowledge and belief that the following statements are true and correct with regard to MIP GLOBAL, INC.:

1. MIP GLOBAL, INC. claimed an exemption from Rule 15c3-3 under provision 15c3-3(k)(ii) throughout the most recent fiscal year, in that it is an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and it promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer and;

2. MIP GLOBAL, INC. met the above exceptive provisions throughout the fiscal year without exception.

Deirdre Patten Kowalski 2-22-15

Deirdre Patten Kowalski

FINRA

Financial Industry Regulatory Authority

February 26, 2015

Sent US Mail & E-mail to lweiss@mipglobal.com & dpatten@pattentraining.com
Mr. Lee Dana Weiss, CEO
MIP Global, Inc.
Metro Parque 7, Street 1, Suite 204
Guaynabo, San Juan, PR 00968

RE: MIP Global, Inc.
CRD No. 164640
December 31, 2014 Annual Audit Report

Dear Mr. Weiss:

In reply to your letter dated February 25, 2015, please be advised that your request for an extension of time in which to file the required annual audited financial report as of **December 31, 2014** pursuant to Securities Exchange Act Rule 17a-5, has been given due consideration and is hereby granted.

This extension of 10 business-days is granted based upon the representations made by your organization and by your outside independent auditors. If the information provided to us is no longer accurate, we expected to be notified immediately.

Please be aware that failure to file the annual audited financial report on or before **March 16, 2015** could result in the assessment of a late filing fee of $100 per day for up to ten days and may result in other regulatory or disciplinary action.

Regards,

Mayte Lujan
Principal Regulatory Coordinator

ML:mb

cc: **Sent via E-mail only to herani.dansamo@finra.org**
Herani Dansamo, FINRA
Department of Financial Operations Policy

Mr. Eric I. Bustillo, Regional Director
U.S. Securities and Exchange Commission
Miami Regional Office
801 Brickell Ave., Suite 1800
Miami, FL 33131

MIP Global Audit Ext Approval Ltr Weiss 2-26-15 ML